CUSIP No. 203 634 100	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552
SCHEDULE 13D
(Amendment No. 2)
COMMUNITY CAPITAL BANCSHARES, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
203 634 100
(CUSIP Number)
David M.W. Harvey
Hot Creek Capital, L.L.C.
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
(775) 823-5233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	203 634 100	Page	2	of	9 Pages

1	NAME OF REPORTING PERSON Hot Creek Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		292,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,676

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.56%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	203 634 100	Page	3	of	9 Pages

1	NAME OF REPORTING PERSON Hot Creek Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		292,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,676

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.56%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	203 634 100	Page	4	of	9 Pages

1	NAME OF REPORTING PERSON David M.W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		292,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	292,676

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.56%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 203 634 100	Page 5 of 9 Pages

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D Amendment No. 2 relates is the Common Stock, par value $1.00 per share, (“Stock”) of Community Capital Bancshares, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 2815 Meredyth Drive, Albany, Georgia 31707.
Item 4. Purpose of Transaction
     The purpose for which the Filing Persons have acquired and hold the Stock has changed. The Filing Persons no longer seek to change or influence control of the Company through the acquisition of Stock or through assertion of shareholder rights. Instead the Filing Persons intend to dispose of the Stock in market transactions from time to time or through private transactions, depending on market conditions. The Filing Persons currently do not intend to purchase any shares of the Stock, but may at any time purchase additional shares or dispose of any or all of the shares of Stock. The Filing Persons have no plans or proposals relating to or that would result in any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of Schedule 13D/A. The Filing Persons may at any time and from time to time review or reconsider their positions and formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Company
     The 292,676 shares of Stock held by the Filing Persons represent 9.56% of the 3,060,341 shares reported by the Company in its Form 10-Q Quarterly Report for the Quarter Ended September 30, 2007 as outstanding on November 8, 2007. Of the Filing Persons, Hot Creek Investors, L.P. alone has entered into transactions in the Stock. In addition to an option granted by the Filing Persons on November 12, 2007, which option is described in Item 6, Hot Creek Investors, L.P. has had the following recent transactions in the Stock, all occurring in the open market:

Date	Number of Shares	Buy/Sell	Price Per Share ($)
September 21, 2007	700	sell	$9.95
September 25, 2007	459	sell	$9.95
September 26, 2007	1,926	sell	$9.695
October 1, 2007	73	sell	$9.95
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
     On November 12, 2007 the Filing Persons granted to Ms. Barbara Wortley, who is not affiliated with any of the Filing Persons, an option to acquire 150,000 shares of the Stock held by the Filing Persons, which option is exercisable in whole but not in part at any time through March 31, 2008 at $8.50 per share. This summary of the terms of the option agreement is qualified in its entirety by reference to the copy of the option agreement included as an exhibit to this Schedule 13D Amendment No. 2.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement.

B	November 12, 2007 Option Agreement

CUSIP No. 203 634 100	Page 6 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2007

HOT CREEK CAPITAL, L.LC.
By:	/s/ David M.W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.
By:	HOT CREEK CAPITAL, L.L.C. General Partner
By:	/s/ David M.W. Harvey
Managing Member

/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No. 203 634 100	Page 7 of 9 Pages
EXHIBIT A
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D/A to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Date: November 20, 2007

HOT CREEK CAPITAL, L.LC.
By:	/s/ David M.W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.
By:	HOT CREEK CAPITAL, L.L.C. General Partner
By:	/s/ David M.W. Harvey
Managing Member

/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No. 203 634 100	Page 8 of 9 Pages
EXHIBIT B
OPTION AGREEMENT

6900 South McCarran Boulevard, No. 3040
Reno, Nevada 89509-6144
contact@hotcreekcapital.com
(775) 823-5233

David M.W. Harvey
Randall F. Kinoshita
James P. Sullivan
Monday, November 12, 2007
BY FEDERAL EXPRESS
Barbara Wortley
456 Alexander Palm Road
Boca Raton, Florida 33432

RE:	Option to Purchase Common Stock of Community Capital Bancshares Inc.
Dear Ms. Wortley:
          For a fee of $33,000 (the “Premium”) payable by you, Hot Creek Investors, L.P., a Nevada limited partnership (“Grantor”), does hereby grant unto you, Barbara Wortley, or your assigns (collectively, “Grantee”), an option (the “Option”) to purchase one hundred and fifty thousand (150,000) shares of Common Stock, par value $1.00 per share (the “Stock”) of Community Capital Bancshares Inc., a Georgia corporation, at a purchase price of $8.50 per share or a total aggregate purchase price of $1,275,000 (the “Purchase Price”) at anytime during the period (as may be extended pursuant to the terms of this letter, the “Period”) beginning on the date hereof and ending on (and including) March 31, 2008 (the “First Expiration Date”).
          Grantee may elect to extend the Period until (and including) June 30, 2008 (the “Second Expiration Date”) by making a payment (the “Initial Extension Payment”) to Grantor in the amount of $20,000 on or before the First Expiration Date. If Grantee elects to so extend the Period and makes a timely payment of the Initial Extension Payment, Grantee may elect to further extend the Period until (and including) September 30, 2008 (the “Third Expiration Date”) by making a payment (the “Second Extension Payment”) to Grantor in the amount of $20,000 on or before the Second Expiration Date. If Grantee elects to so extend the Period and makes a timely payment of the Second Extension Payment, Grantee may elect to further extend the Period until (and including) December 31, 2008 by making a payment to Grantor in the amount of $20,000 on or before the Third Expiration Date.

CUSIP No. 203 634 100	Page 9 of 9 Pages
          This Option shall be exercisable by the Grantee at any time during the Period upon the payment in full by Grantee to the Grantor of the Purchase Price in immediately available funds. This Option, if exercised, must be exercised in full to purchase all of the Stock and may not be exercised in part. Prior to the exercise of the Option and the transfer to Grantee of the Stock, Grantee shall have no rights with respect the voting of any of the Stock,
          Please give me a call if you have any questions.

Very truly yours,

David Harvey

ACCEPTED AND AGREED

Barbara Wortley